PROSPECTUS SUPPLEMENT NO. 14

$330,000,000

CITADEL BROADCASTING CORPORATION

1.875% Convertible Subordinated Notes due 2011
Common Stock

This prospectus supplement supplements the prospectus dated May 13, 2004 of Citadel Broadcasting Corporation, as supplemented, relating to the sale by certain of our securityholders (including their permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests) of up to $330,000,000 aggregate principal amount of notes and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The table of selling securityholders contained on pages 87-91 of the prospectus is hereby amended to add the entities named below as selling securityholders. The information in the table below has been provided by the selling securityholders in recently completed questionnaires. The selling securityholders named below and those named in the prospectus, as supplemented to date, may have sold, transferred or otherwise disposed of all or a portion of their notes and common stock since the date on which they provided the information regarding their ownership, in transactions exempt from the registration requirements of the Securities Act of 1933. These dispositions would affect the data in this table and in the prospectus.

Name	Principal Amount of Notes Beneficially Owned That May be Sold	Percentage of Notes Outstanding Prior to this Offering		Number of Shares of Common Stock Beneficially Owned Prior to this Offering(1)	Conversion Shares of Common Stock Offered(2)	Number of Shares of Common Stock Beneficially Owned After this Offering(3)

Salomon Brothers Asset Management, Inc. on behalf of CEBT - Commingled Employee Benefit Trust - Capital Structure Arbitrage	$857,000	*	%	—	33,608	—
Salomon Brothers Asset Management, Inc. on behalf of General Motors - Multi Strategy	915,000	*		—	35,882	—
Salomon Brothers Asset Management, Inc. on behalf of GM Employees Global Group Pension Trust	873,000	*		—	34,235	—
Salomon Brothers Asset Management, Inc. on behalf of GM Welfare Benefits Trust	1,314,000	*		—	51,529	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd.	4,741,000	1.44		—	185,922	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund	1,040,000	*		—	40,784	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P.	1,165,000	*		—	45,686	—
Saranac Capital Management L.P. on behalf of Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio	16,595,000	5.03		—	650,785	—

______________________

*    Less than 1%

(1)	Shares in this column do not include shares of common stock listed in the column to the right, which are issuable upon conversion of the notes offered hereby.

(2)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 39.2157 shares per $1,000 principal amount of notes at maturity. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

(3)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

Investing in the notes involves risks. See "Risk Factors" beginning on page 12 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation of the contrary is a criminal offense.

The date of this prospectus supplement is November 19, 2004.